Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Howard A. Kenny

212-309-6843

hkenny@morganlewis.com

November 5, 2010

VIA EDGAR AND FEDERAL EXPRESS

Sonia Bednarowski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Re:	CKE Restaurants, Inc.—Registration Statement on Form S-4 (File No. 333-169977)

Dear Ms. Bednarowski:

On behalf of our client, CKE Restaurants, Inc. (the “Company”), we are submitting a draft of a revised opinion of North Carolina counsel to the Company, which was initially filed as Exhibit 5.2 to the Company’s Registration Statement on Form S-4 (File No. 333-169977) filed with the Commission on October 15, 2010. The revised opinion responds to a comment contained in the Staff’s letter to the Company, dated November 4, 2010. Once the Exhibit 5.2 opinion is in final form, the Company will file it with pre-effective Amendment No. 1 to the Registration Statement.

Please feel free to contact me with any questions at (212) 309-6843 or my colleague, Patrick Egan, at (212) 309-7117.

Very truly yours,

/s/ Howard A. Kenny

Howard A. Kenny

cc: CKE Restaurants, Inc.

DRAFT

November     , 2010

Board of Directors

CKE Restaurants, Inc.

6307 Carpinteria Avenue, Suite A

Carpinteria, California 93013

Re:	CKE Restaurants, Inc. 11.375% Senior Secured Second Lien Notes due 2018

Ladies and Gentlemen:

We have acted as special North Carolina counsel to Hardee’s Food Systems, Inc., a North Carolina corporation (“Hardee’s Food Systems”), HED, Inc., a North Carolina corporation (“HED”), and Burger Chef Systems, Inc., a North Carolina corporation (“Burger Chef Systems,” and together with Hardee’s Food Systems and HED, the “North Carolina Guarantors”), in connection with the proposed registration by CKE Restaurants, Inc., a Delaware corporation (the “Company”), of $600,000,000 in aggregate principal amount of the Company’s 11.375% Senior Secured Second Lien Notes due 2018 (the “Exchange Notes”) pursuant to a Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the issuance of the Exchange Notes by the Company and the guarantees (the “Guarantees”) by the Guarantors (as defined below).

The Exchange Notes and the Guarantees are to be issued pursuant to an Indenture dated as of July 12, 2010 (the “Initial Indenture”) among Columbia Lake Acquisition Corp, a Delaware corporation (“Columbia”) and predecessor of the Company, Wells Fargo Bank, National Association, as trustee (the “Trustee”), and the Guarantors (as defined below) party thereto, as supplemented by a First Supplemental Indenture dated as of July 12, 2010 (the “First Supplement,” and together with the Initial Indenture, the “Indenture”) among the Company, the Trustee, the North Carolina Guarantors and the other guarantors party thereto (collectively, the “Guarantors”). The Exchange Notes will be offered by the Company in exchange (the “Exchange Offer”) for the Company’s outstanding 11.375% Senior Secured Second Lien Notes due 2018, of which we understand $600,000,000 in aggregate principal amount remains outstanding (the “Private Notes”).

In rendering the opinion set forth herein, we have reviewed:

(1) the Registration Statement;

(2) a Registration Rights Agreement dated as of July 12, 2010 (the “Registration Rights Agreement”) among the Company, Columbia, the Guarantors and the initial purchasers named therein;

(3) an executed copy of the Indenture;

(4) the Guarantees of the North Carolina Guarantors (the “North Carolina Guarantees”), as set forth in Article 12 of the Initial Indenture and the First Supplement; and

Board of Directors

CKE Restaurants, Inc.

November     , 2010

(5) the form of the Exchange Notes as set forth in Exhibit B to the Initial Indenture.

The Registration Rights Agreement, the Indenture, the North Carolina Guarantees and the Exchange Notes are collectively referred to herein as the “Reviewed Documents.”

We have also reviewed a copy of the articles of incorporation of each North Carolina Guarantor, as certified by the North Carolina Secretary of State as of October 11, 2010, the by-laws of each North Carolina Guarantor, certified copies of the resolutions of the board of directors of each North Carolina Guarantor and such other documents, and have considered such matters of law and fact, in each case as we, in our professional judgment, have deemed appropriate to render the opinions contained herein. With respect to certain facts, we have considered it appropriate to rely upon certificates or other comparable documents of public officials and officers or other appropriate representatives of each North Carolina Guarantor without investigation or analysis of any underlying data contained therein.

The opinions set forth herein are limited to matters governed by the laws of the State of North Carolina and no opinion is expressed herein as to the laws of any other jurisdiction. We offer no opinion herein as to the applicability of, or compliance with, any state or federal securities laws or “blue sky” laws. We note that the Reviewed Documents provide that they are to be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of law.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals or such latter documents. We have also assumed the due authorization, execution and delivery by all parties (other than the North Carolina Guarantors) of each of the Reviewed Documents and all related documents, in each case in accordance with the terms of the Exchange Offer and the Indenture. We have also assumed that each of the Reviewed Documents (other than the North Carolina Guarantees) constitutes the valid and binding obligation of each party thereto.

Based upon and subject to the foregoing and the further assumptions, limitations and qualifications hereinafter expressed, it is our opinion that (1) the North Carolina Guarantees have been duly authorized by the North Carolina Guarantors and (2) when (a) the Registration Statement becomes effective, (2b) the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and (3c) the Exchange Notes have been duly executed and authenticated in accordance with the Indenture and duly delivered by the purchasers thereof in exchange for the Private Notes pursuant to the Registration Rights Agreement, the North Carolina Guarantees will constitute valid and binding obligations of each North Carolina Guarantor, enforceable against such North Carolina Guarantor in accordance with their terms, except to the extent enforcement might be limited by (x) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally, (y) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) and (z) public policy considerations which might limit the rights of parties to obtain certain remedies.

Our opinion is also subject to the following qualifications:

A. We express no opinion on the enforceability of any provisions contained in the Reviewed Documents that (1) purport to excuse a party for liability for its own acts, (2) purport to make void any act

Board of Directors

CKE Restaurants, Inc.

November     , 2010

done in contravention thereof, (3) purport to authorize a party to act in its sole discretion, (4) require waivers or amendments to be made only in writing, (5) purport to effect waivers of constitutional, statutory or equitable rights or the effect of applicable laws, or (6) impose liquidated damages, penalties or forfeiture.

B. We express no opinion as to:

(1) the validity or effect of contractual provisions of the Reviewed Documents concerning indemnification, contribution, choice of law, choice of forum or consent to the jurisdiction of courts, venue of actions or means of service of process;

(2) the effect of provisions of the Reviewed Documents purporting to waive the right of jury trial;

(3) provisions of the Reviewed Documents purporting to require a party thereto to pay or reimburse attorneys’ fees incurred by another party, or to indemnify another party therefor, which provisions may be limited by applicable statutes and decisions relating to the collection and award of attorneys’ fees;

(4) the enforceability of provisions relating to evidentiary standards or other standards by which the Reviewed Documents are to be construed; or

(5) the enforceability of any provision in the Reviewed Documents that a course of dealing by any party or failure on the part of any party to exercise, in whole or in part, all rights or remedies provided to such party shall not constitute a waiver of such party’s rights or remedies or of any default.

C. Enforcement of the North Carolina Guarantees against the North Carolina Guarantors may be limited by the provisions of Chapter 26 of the North Carolina General Statutes, and we express no opinion as to the effectiveness of any waiver by any North Carolina Guarantor of its rights under that Chapter.

Our opinion expressed herein is as of the date hereof, and we undertake no obligation to advise you of any changes in applicable law or any other matters that may come to our attention after the date hereof that may affect our opinion expressed herein.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.2 to the Registration Statement. In addition, we also consent to (1) the reliance of Morgan, Lewis & Bockius LLP on the opinions expressed herein for the purposes of its opinion letter to the Company, which will be dated as of the date of the initial filing of the Registration Statement and will be filed as Exhibit 5.1 to the Registration Statement, and (2) the reference to our firm under the caption “Legal Matters” in the prospectus included in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Commission.

Very truly yours,